UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025.

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

No 43-2, Jalan Besar Kepong,
Pekan Kepong, 52100 Kuala Lumpur

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Annual Shareholders Meeting

On September 30, 2025, at 10:00 AM, Malaysian Standard Time (September 29, 2025, at 10:00 PM, Eastern Time), Sagtec Global Limited (the “Company”) held its 2025 extraordinary meeting of shareholders (the “Extraordinary General Meeting”). Holders of zero ordinary shares of the Company were present in person and 9,304,261 ordinary shares of the Company were present by proxy at the annual meeting, representing approximately 72.97% of the total 12,750,000 outstanding ordinary shares and therefore constituting a quorum of at least two shareholders with ordinary shares outstanding and entitled to vote at the annual meeting as of the record date of August 26, 2025. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	In order to approve a dual-class share structure (the “Dual-Class Share Structure”), to consider and vote the approval of the amendment and restatement of the Company’s amended and restated memorandum and articles of association in the form annexed to this Notice, which include (among other things) a dual class share structure and the creation of two new classes of shares, being A ordinary shares of no par value (“Class A Ordinary Shares”) and B ordinary shares of no par value (“Class B Ordinary Shares”), which rank pari passu as to distributions (including on a liquidation) and provide for enhanced voting rights at a rate of twenty-to-one in favour of the Class B Ordinary Shares.

2.

Subject to Proposal One being passed, to consider and vote upon the approval of the following share redesignations:

(1) that 2,000,000 Ordinary Shares registered in the name of Ng Chen Lok shall be redesignated as Class B Ordinary Shares; and (2) the remaining Ordinary Shares in issue shall be redesignated as Class A Ordinary Shares.

3.	To consider and vote upon an ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One and Proposal Two.

All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast with respect to each proposal, as applicable, is set forth below. The Company’s inspector of election reported the final vote of the stockholders as follows:

PROPOSAL #001 AMEND THE COMPANY'S AMENDED AND RESTATED MEMORANDUM AND A.O.A.

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	49,936	47,525	0
REGISTERED	9,206,800	0	0
TOTAL SHARES VOTED	9,256,736	47,525	0
% OF VOTED	99.48%	0.51%
% OF OUTSTANDING	72.60%	0.37%
% OF VOTED W/ABS/WHD	99.48%	0.51%	0.00%
% OF OUTSTNDG W/ABS/WHD	72.60%	0.37%	0.00%

PROPOSAL #002 CONSIDER AND VOTE UPON THE APPROVAL OF THE SHARE REDESIGNATIONS

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	49,936	46,925	600
REGISTERED	9,206,800	0	0
TOTAL SHARES VOTED	9,256,736	46,925	600
% OF VOTED	99.49%	0.50%
% OF OUTSTANDING	72.60%	0.36%
% OF VOTED W/ABS/WHD	99.48%	0.50%	0.00%
% OF OUTSTNDG W/ABS/WHD	72.60%	0.36%	0.00%

PROPOSAL #003 ADJOURN THE MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES

***	FOR	AGAINST	ABS/WHD	BROKER NON-VOTES
BENEFICIAL	49,936	47,525	0
REGISTERED	9,206,800	0	0
TOTAL SHARES VOTED	9,256,736	47,525	0
% OF VOTED	99.48%	0.51%
% OF OUTSTANDING	72.60%	0.37%
% OF VOTED W/ABS/WHD	99.48%	0.51%	0.00%
% OF OUTSTNDG W/ABS/WHD	72.60%	0.37%	0.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2025	Sagtec Global Limited

	By:	/s/ Ng Chen Lok
	Name:	Ng Chen Lok
	Title:	Chairman, Chief Executive Officer and Executive Director

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